Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

June 2, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Dietrich King
Sondra Snyder
Jennifer Thompson

Re:	Abengoa Yield plc
Amendment No. 2 to the Registration Statement on Form F-1
Filed on May 13, 2014
File No. 333-194970

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and Regulation S-T thereunder, Abengoa Yield plc, a public limited company organized under the laws of England and Wales (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment to its Registration Statement on Form F-1 (“Amendment No. 3”), which amends Amendment No. 2 to the Registration Statement filed on May 13, 2014 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the letter to the Company, dated May 27, 2014, from the staff (the “Staff”) of the SEC. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold text). For your convenience, paper copies of Amendment No. 3 will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in Amendment No. 3 to the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Unaudited Pro Forma Combined Financial Information, page 82

1. We note your response to comment 1 in our letter dated May 9, 2014. We do not object to your presentation of a “supplemental” or “additional” measure of pro forma earnings per share that includes all shares outstanding after this offering, provided that such a metric is appropriately labeled and explained to your readers. However, your primary measure of earnings per share for purposes of these pro forma financial statements should exclude the shares issued in this offering whose proceeds will be used for general corporate purposes. As previously indicated, the actual number of shares excluded should be based on the offering price of your shares. Please revise to present this measure of pro forma earnings per share, and revise footnote 5 to describe how this metric was calculated. Please note that this does not impact your presentation of the proceeds from the offering on your pro forma balance sheet.

Response:

In response to the Staff’s comment, the Company has revised its Pro Forma Combined Financial Information to exclude the shares to be issued in the offering whose proceeds ($30 million) will be retained for general corporate purposes from the earnings per share calculation. The actual number of shares excluded has been based on the offering price of the shares, assuming an offering price of $26.00 per share, the mid-point of the range set forth on the cover page of the Prospectus. The Company has revised footnote 5 on page 88 of the Prospectus to describe how this metric has been calculated.

2. We note your revisions to footnote 3 to your pro forma financial statements. Please explain to us why Abengoa’s contribution to you of certain related party loans for which you will receive the right to collect certain existing debt of related parties is reflected as a reduction to your related parties liability account. In doing so, please elaborate on why footnote 3 states that this contribution to you of related party loans receivable is equivalent to a capitalization of debt from an accounting perspective, and tell us how you considered the guidance related to offsetting in paragraph 32 of IAS 1.

Response:

In response to the Staff’s comment, the Company has revised footnote 3 on page 88 of the Prospectus and related disclosure to clarify that the transaction included in the pro forma combined financial statements involves the capitalization of certain debt with related parties. As of March 31, 2014 and December 31, 2013 and 2012, four project companies included in the combined group had debt with other subsidiary companies of Abengoa not included in the combined group. Such debt was classified within the related parties liability account in the combined financial statements as of such dates. During the period between January 1, 2014 and the closing date of the offering, such debt has been or will be capitalized and therefore any remaining balance as of March 31, 2014 is being eliminated against Equity in the pro forma adjustment described in footnote 3. The Company clarifies that there has not been any offsetting of receivables and payables, and therefore guidance in paragraph 32 of IAS 1 is not applicable.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9014.

Yours faithfully,

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc:	Santiago Seage